UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                               Interwoven, Inc.
                    --------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $0.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   46114T102
                    --------------------------------------
                                (CUSIP Number)

                             John E. Calonico, Jr.
                            Chief Financial Officer

                                 iManage, Inc.
                           950 Tower Lane, Suite 500
                         Foster City, California 94404
                                (650) 577-6500


                             Mahmood M. Panjwani
                    President and Chief Executive Officer
                                iManage, Inc.
                          950 Tower Lane, Suite 500
                        Foster City, California 94404
                                (650) 577-6500

                               with a copy to:

                   Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, 11th Floor
                         Palo Alto, California 94301
                          Facsimile: (650) 470-4570
                       Attention: Kenton J. King, Esq.
                            Celeste E. Greene, Esq.

                     -------------------------------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                     -------------------------------------

                                August 6, 2003

                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------               ------------------------
CUSIP No. 46114T102
-----------------------------------------               ------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            iManage, Inc., I.R.S. Identification No. 36-4043595
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
            Instructions)                                             (a) /_/
                                                                      (b) /_/

            Not applicable

-------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            00

--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware

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                     7       SOLE VOTING POWER

   NUMBER OF                 None
    SHARES          ------------------------------------------------------------
 BENEFICIALLY        8       SHARED VOTING POWER
   OWNED BY
     EACH                    7,293,261 shares of common stock (1)
   REPORTING        ------------------------------------------------------------
    PERSON           9       SOLE DISPOSITIVE POWER
     WITH
                             None
                    -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             None
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,293,261 shares of common stock (1)

--------------------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.9% (2)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

(1) Beneficial ownership of the Interwoven common stock referred to herein is being reported hereunder solely because iManage, Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by iManage, Inc. that it is the beneficial owner of any of the Interwoven common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on 105,937,482 shares of Interwoven common stock outstanding as of August 6, 2003 as represented by the Issuer and the issuance of 2,771,928 shares of Interwoven common stock upon the exercise of outstanding options which either are vested or will vest within 60 days of August 6, 2003 as identified in note 1 above.

        The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

        Name of Issuer:

               Interwoven, Inc. ("Interwoven"), a Delaware corporation

        Address of Issuer's Principal Executive Offices:

               803 11th Avenue
               Sunnyvale, California  94089

        Title of Class of Equity Securities Issued:

               common stock, $0.001 per share

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed on behalf of iManage, Inc., a Delaware corporation ("iManage" or the "Reporting Person"). Set forth below is information regarding the Reporting Person and other persons described in Instruction C of Schedule 13D:

         Place of organization:
         Delaware

         Principal business:
         iManage provides collaborative content management software and services which help customers efficiently manage and collaborate on critical business content.

         Address of principal office:
         950 Tower Lane, Suite 500
         Foster City, California  94404
         (650) 577-6500

         Criminal and Civil Proceedings:

         During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

         Citizenship:

         Each of the individuals identified in Schedule A attached hereto is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger, dated as of August 6, 2003, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement"), by and among iManage, Interwoven and Mahogany Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Interwoven ("Merger Sub"), and subject to the conditions set forth therein, it is contemplated that iManage will be merged with and into Merger Sub ("the Merger"). At the effective time of the Merger, iManage will cease to exist as a corporation and all of the business, assets, liabilities and obligations of iManage will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a direct wholly-owned subsidiary of Interwoven.

         As an inducement for iManage to enter into the Merger Agreement and in consideration thereof, certain officers and directors of Interwoven set forth on Schedule B (collectively, the "Stockholders"), entered into individual Voting Agreements with iManage, dated as of August 6, 2003, the form of which is attached hereto as Exhibit 2 (the "Voting Agreement") and more fully described in Item 4, whereby each Stockholder agreed to vote all of the shares of Interwoven common stock beneficially owned by such Stockholder in favor of the issuance of the shares of Interwoven common stock in the Merger certain related matters. iManage did not pay additional consideration to Stockholders who entered into a Voting Agreement. Each of the stockholders also granted iManage an irrevocable proxy.

         References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and the Voting Agreement (and irrevocable proxy) included as
Exhibit 2 to this Schedule 13D, respectively, and are incorporated in this
Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF THE TRANSACTION.

        Merger Agreement

         As described in Item 3 above, on August 6, 2003, iManage, Interwoven and Merger Sub entered into the Merger Agreement. The Merger Agreement was approved by the boards of directors of both iManage and Interwoven. Pursuant to the Merger Agreement, iManage will be merged with and into Merger Sub, with Merger Sub as the surviving corporation. At the effective time of the Merger, iManage shareholders will receive 2.0943 shares of Interwoven common stock (the "Exchange Ratio") and $1.20 in cash, without interest for each share of iManage common stock share issued and outstanding immediately prior to the effective time of the Merger. In addition, each outstanding option to purchase shares of iManage common stock will be assumed by Interwoven and converted into an option to purchase shares of Interwoven common stock, in a number and at an exercise price appropriately adjusted to reflect a modified version of the Exchange Ratio, which equals 2.0943 plus the fraction of (a) $1.20 divided by (b) the 5-day trailing average of the closing price of Interwoven common stock as reported on the NASDAQ National Market as of the trading day immediately preceding the date on which the transaction is completed. The Merger is subject to various conditions, including, among other things, the adoption and approval of the Merger Agreement and approval of the Merger by the stockholders of iManage and approval of the proposal to issue shares of Interwoven common stock pursuant to the Merger Agreement by the stockholders of Interwoven.

         Voting Agreements

         On August 6, 2003, iManage entered into Voting Agreements with each of the Stockholders. The provisions of the Voting Agreements are substantially similar except for the parties and the number of shares subject to such agreements.(1) The Voting Agreements provide that the Interwoven Stockholders shall not (unless otherwise agreed to by iManage), among other things, transfer any of such party's shares of Interwoven common stock that are subject to the Voting Agreements or deposit such shares or any interest therein into a voting trust or enter into a voting agreement or other arrangement with respect to such shares (except for transfers to immediate family members or to trusts for tax or estate planning purposes. The foregoing restrictions are effective for all of the stockholders through and including the date of the earlier of (i) the consummation approval of the Merger, (ii) the written agreement of the parties to terminate the Voting Agreement or
(iii) the termination of the Merger Agreement pursuant to its terms.

---------------

1 The Voting Agreement with Martin W. and Margaret R. Brauns (Brauns Trust) relates to 5,523,191 shares of Interwoven common stock. The Voting Agreement with David M. Allen and Michele Allen relates to 731,712 shares of Interwoven common stock. The Voting Agreement with Ronald E.F. Codd relates to 124,608 shares of Interwoven common stock. The Voting Agreement with Kathryn Gould (Gould Living Trust) relates to 457,000 shares of Interwoven common stock. The Voting Agreement with Frank Fanzilli, Jr. relates to 65,000 shares of Interwoven common stock. The Voting Agreement with Anthony Zingale relates to 165,224 shares of Interwoven common stock. The Voting Agreement with Doug Jones relates to 226,526 shares of Interwoven common stock.


         The Voting Agreements also provide, among other things, that the Stockholders shall at each stockholder meeting (or adjournment or postponement) called with respect to any of the matters set forth below and on every action or approval by written consent of Interwoven stockholders with respect to any of the following, (and in any other circumstances upon which a vote, consent or other approval with respect to any of the following is sought, solely in its capacity as an Interwoven stockholder), take each and every action and accomplish each and every formality as is necessary to participate in the meetings (if applicable) and vote (or cause to be voted) all of the party's shares subject to the Voting Agreements and each interest therein:

        o in favor of approval of the issuance of the shares of Interwoven common stock in the Merger and, in favor of each of the other actions contemplated by the Merger Agreement and the irrevocable proxy and any action required in furtherance thereof;

        o in favor of any matter that could reasonably be expected to facilitate the Merger, including waiving any notice that may be required relating to the Merger;

        o against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and

        o against any other action that is intended, or could be reasonably expected, to impede, interface with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

         In connection with the Voting Agreements, the Stockholders also delivered to iManage irrevocable proxies with respect to their shares subject to the Voting Agreement, allowing iManage's executive officers and members of the iManage Board of Directors to vote their shares of Interwoven common stock in accordance with the Stockholders' obligations under the Voting Agreements described above.

         iManage Representatives at the Surviving Corporation

         Pursuant to the Merger Agreement, upon the closing of the Merger, Mahmood M. Panjwani, currently iManage's President and Chief Executive Officer, will become the Vice Chairman of the Board of Directors of Interwoven. John E. Calonico, Jr. current Chief Financial Officer of iManage will join Interwoven as the Senior Vice President of Finance. On January 31, 2004, Mr. Calonico will assume the position of Chief Financial Officer of Interwoven. Daniel A. Carmel will become the Vice President of Marketing of Interwoven. Rafiq R. Mohammadi will become Chief Technology Officer and Senior Vice President of Engineering of Interwoven. Certain other iManage directors, officers and employees may accept or may have accepted management positions at Interwoven or Merger Sub.

         The purpose of the Merger Agreement and the Voting Agreements is to consummate the Merger pursuant to the terms of the Merger Agreement.

         References to, and descriptions of the Merger Agreement and Voting Agreements in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Voting Agreements, which are filed as Exhibits to this Schedule 13D and which are incorporated by this reference in this Item 4 in their entirety where such reference and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Ownership of Shares of Interwoven

         The following information with respect to the ownership of the Interwoven common stock by the Reporting Person is provided as of the date of this Schedule 13D.

         Amount beneficially owned: See Row 11 of cover page.

         Percent of class: See Row 13 of cover page.

         Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: See Row 7 of cover page.

         (ii) Shared power to vote or to direct the vote: See Row 8 of cover page.

         (iii) Sole power to dispose or to direct the disposition of: See Row 9 of cover page.

         (iv) Shared power to dispose or to direct the disposition of: See Row 10 of cover page.

         With regard to those additional entities and individuals set forth on Schedule A hereto, to the Reporting Person's knowledge, none of such parties directly or indirectly beneficially own securities of Interwoven, except that Thomas L. Thomas beneficially owns 94,536 shares of Interwoven common stock.

         (c) Describe recent transactions.

         Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, the Reporting Person has not effected any transaction relating to Interwoven securities during the past 60 days, and, to its knowledge, no other person named in Item 2 has effected any other transactions relating to Interwoven securities during the past 60 days.

         (d) Right to receive dividends.

         No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Interwoven common stock beneficially owned by the Reporting Person on the date of this statement.

         (e) Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item
6. To the Reporting Person's knowledge, except as otherwise described in this
Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of Interwoven, including but not limited to, transfer or voting of any of the securities of Interwoven, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Interwoven.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are each incorporated by reference herein and are filed as Exhibits:

  -----------------------------------------------------------------------------
  Exhibit   Title
    No.
  -----------------------------------------------------------------------------
     1      Agreement and Plan of Merger, dated as of August 6, 2003, by and between iManage, Interwoven and Merger Sub (incorporated by reference from Exhibit 2 to the iManage Form 8-K dated August 8,
            2003 and filed with the Securities and Exchange Commission on
            August 8, 2003.)
  -----------------------------------------------------------------------------
     2      Form of Voting Agreement, dated as of August 6, 2003, by and between iManage and certain stockholders of Interwoven.
  -----------------------------------------------------------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            iManage, Inc.

                                            By:  /s/ John E. Calonico, Jr.

                                            Name:  John E. Calonico, Jr.
                                            Title: Chief Financial Officer

Dated:   August 18, 2003


Attention: Intentional Misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

                                                                    SCHEDULE A

               EXECUTIVE OFFICERS AND DIRECTORS OF iMANAGE, INC.

         The name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation is conducted and the relationship to iManage, Inc. ("iManage") of each director and executive officer of iManage are set forth below.


                           Relationship to            Principal
         Name              iManage, Inc.             Occupation               Address
-------------------------------------------------------------------------------------------------
Mahmood M. Panjwani      President, Chief         Chief Executive         iManage, Inc.
                         Executive Officer, and   Officer and Chairman    950 Tower Lane
                         Chairman of the Board    of the Board            Suite 500
                                                                          Foster City, CA  94494
John E. Calonico, Jr.    Chief Financial          Chief Financial         iManage, Inc.
                         Officer and Secretary    Officer and Secretary   950 Tower Lane
                                                  of iManage, Inc.        Suite 500
                                                                          Foster City, CA  94494
Joseph S. Campbell       Chief Operating          Chief Operating         iManage, Inc.
                         Officer                  Officer                 950 Tower Lane
                                                                          Suite 500
                                                                          Foster City, CA  94494
Daniel A. Carmel         Vice President,          Vice President,         iManage, Inc.
                         Marketing and Business   Marketing and           950 Tower Lane
                         Development              Business Development    Suite 500
                                                  of iManage, Inc.        Foster City, CA  94494

Rafiq R. Mohammadi       Senior Vice President,   Senior Vice             iManage, Inc.
                         Engineering, Chief       President,              950 Tower Lane
                         Technology Officer and   Engineering, Chief      Suite 500
                         Director of iManage,     Technology Officer of   Foster City, CA  94494
                         Inc.                     iManage, Inc.
Bob L. Corey             Director of iManage,     Retired former          c/o iManage, Inc.
                         Inc.                     Executive Vice          950 Tower Lane
                                                  President and Chief     Suite 500
                                                  Financial Officer of    Foster City, CA  94494
                                                  Documentum, Inc.
Thomas L. Thomas         Director of iManage,     Chief Executive         c/o HAHT Commerce,
                         Inc.                     Officer of HAHT         Inc.
                                                  Commerce, Inc.          700 E. El Camino
                                                                          Suite 270
                                                                          Mountain View, CA
                                                                          94040
Moez R. Virani           Director of iManage,     Partner at Mohr         c/o Mohr Davidow
                         Inc.                     Davidow Ventures        Ventures
                                                                          2775 Sand Hill Road
                                                                          Suite 240
                                                                          Menlo Park, CA  94025

                                  SCHEDULE B
                   STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                              WITH IMANAGE, INC.

The following table sets forth the name of each Stockholder of Interwoven that has entered into a Voting Agreement with iManage in connection with the Merger Agreement and the aggregate number of shares beneficially owned by each such Stockholder as of August 6, 2003. Except as indicated below, the business address of each Stockholder set forth on this Schedule B is c/o Interwoven, 803 11th Avenue, Sunnyvale, California 94089.

                                    SHARES BENEFICIALLY
     STOCKHOLDER PARTY TO            OWNED AND SUBJECT               PERCENT OF
       VOTING AGREEMENT            TO A VOTING AGREEMENT              CLASS (2)
--------------------------------------------------------------------------------
Martin W. and Margaret R.                5,523,191                       5.2%
Brauns (Brauns Trust)
--------------------------------------------------------------------------------
David M. Allen and Michele                731,712                        0.7%
Allen
--------------------------------------------------------------------------------
Ronald E.F. Codd                          124,608                        0.1%
--------------------------------------------------------------------------------
Kathryn Gould (Gould Living               457,000                        0.4%
Trust)
--------------------------------------------------------------------------------
Frank Fanzilli, Jr.                        65,000                        0.1%
--------------------------------------------------------------------------------
Anthony Zingale                           165,224                        0.2%
--------------------------------------------------------------------------------
Doug Jones                                226,256                        0.2%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

________________

2 Based on 105,937,482 shares of Interwoven Common Stock outstanding as of August 6, 2003 (as represented by the Issuer) and assuming the issuance of 2,771,928 shares of Interwoven common stock upon the exercise of outstanding options which are either vested or will vest within 60 days of August 6, 2003.

                                        EXHIBIT INDEX

  ----------------------------------------------------------------------------
  Exhibit   Title
    No.
  ----------------------------------------------------------------------------
     1      Agreement and Plan of Merger, dated as of August 6, 2003, by and between iManage, Interwoven and Merger Sub (incorporated by reference from Exhibit 2 to the iManage Form 8-K dated August 8, 2003 and filed with the Securities and Exchange Commission on August 8, 2003.)

  ----------------------------------------------------------------------------
     2 Form of Voting Agreement dated as of August 6, 2003, by and between iManage and certain stockholders of Interwoven.

  ----------------------------------------------------------------------------